15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

December 16, 2008

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:         Extension Request

Deep Down, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Comment Letter Dated December 3, 2008
File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter formal notification of our request for an extension until December 31, 2008 to respond to your comments about the caption filings dated April 1, 2008, regarding Deep Down’s above Form 10-KSB.

Our accounting staff, together with our independent auditors, is working diligently on our response, but needs additional time to complete our response.  Due to the upcoming holiday season, we have incurred an unusual absence of key accounting staff normally available for such requests.

I can be reached at (281) 862-2201 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER
Eugene L. Butler
Chief Financial Officer

cc:	Ronald E. Smith
Robert L. Sonfield, Jr.